Filed by CB Bancshares, Inc. pursuant
                                    to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-6 under
                                             the Securities Exchange Act of 1934

                                            Subject Company: CB Bancshares, Inc.
                                                 Commission File No.: 333-104783

The following is a press release, issued August 25, 2004, by CB Bancshares,
Inc.:


       Central Pacific Financial Corp. and CB Bancshares, Inc.
  Announce September 13 Election Deadline in Connection with Proposed Merger
  --------------------------------------------------------------------------


HONOLULU, HAWAII, August 25, 2004 - In connection with the proposed merger between Central Pacific Financial Corp. (NYSE: CPF) and CB Bancshares, Inc. (Nasdaq: CBBI), the companies today announced that CB Bancshares shareholders wishing to make an election as to the form of consideration they will receive in the merger must do so by 11:00 a.m. Hawaii Standard time (5:00 p.m. Eastern time) on Monday, September 13, 2004. As previously announced, CB Bancshares shareholders may elect to receive the merger consideration in the form of cash, shares of CPF common stock or a combination of cash and shares of CPF common stock, subject to proration as described in the joint statement/prospectus previously mailed to shareholders.

CB Bancshares shareholders must deliver before the election deadline to American Stock Transfer & Trust Company, the Exchange Agent, a properly completed Letter of Transmittal and Form of Election, together with their CB Bancshares stock certificates or properly completed notices of guaranteed delivery. CB Bancshares shareholders may obtain additional copies of the Letter of Transmittal and Form of Election by contacting American Stock Transfer & Trust Company at 1-877-248-6417.

Separately, CPF and CB Bancshares urged their respective shareholders to complete and return their proxies supporting the proposed merger. Hawaii law requires that 75% of each company's outstanding shares vote to approve the merger agreement. For this reason, every vote is important and shareholders are urged to act promptly to ensure that their voices are heard.

About CPF and CBBI

CPF is a Hawaii bank holding company with $2.50 billion in assets as of June 30, 2004. Central Pacific Bank, a wholly owned subsidiary of CPF, is the third largest commercial bank in the State of Hawaii based on assets, with 23 branch offices statewide.

CB Bancshares, Inc. is a bank holding company with $1.88 billion in assets as of June 30, 2004. City Bank, a wholly owned subsidiary of CBBI, provides full commercial banking services through 17 branches on the Island of Oahu, two branches on the Island of Hawaii, two branches on the Island of Maui and one branch on the Island of Kauai.

Legal Information

CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.